CENTURY PROPERTIES GROWTH FUND XXII
c/o Fox Partners IV
55 Beattie Place, P.O. Box 1089
Greenville, South Carolina 29602
June 19, 2007
Dear Limited Partner:
     We previously sent you a letter dated May 16, 2007 regarding an unsolicited tender offer to buy units of limited partnership interest (“Units”) in Century Properties Growth Fund XXII (the “Partnership”) initiated by MPF-NY 2007, LLC, MPF Badger Acquisition Co., LLC, MPF Senior Note Program I, LP, SCM Special Fund, LLC, MPF Income Fund 23, LLC, MPF DeWaay Premier Fund 4, LLC, MPF Special Fund 8, LLC, MPF Acquisition Co. 3, LLC, and MacKenzie Patterson Fuller, LP (collectively, the “MacKenzie Group”). The MacKenzie Group amended its initial Offer and related Letter of Transmittal on June 6, 2007 to extend the expiration date to July 15, 2007, and to increase its offer to $150.00 per Unit, reduced by the amount of any distributions declared or made between May 3, 2007 and July 15, 2007, which may be further extended.
     The Partnership, through the general partner, is required by the rules of the Securities and Exchange Commission to make a recommendation whether you should accept or reject this offer or to state that the Partnership is remaining neutral with respect to this offer. As stated in our previous letter, the general partner does not express any opinion, and is remaining neutral, with respect to the MacKenzie Group’s offer because the general partner does not have a reliable indicator of the fair value of the Units. The general partner is of the opinion that secondary market sales information is not a reliable measure of value in this instance because of the limited number of reported trades. Therefore, the general partner is remaining neutral and does not express any opinion with respect to the MacKenzie Group offer.
     However, in addition to the matters set forth in our prior letter, we call your attention to the following considerations:
•	On May 1, 2007, the Partnership declared a distribution of $11.82 per Unit to the limited partners in connection with proceeds from the refinancing of Wood Creek Apartments. The Partnership paid the distribution on June 5, 2007.

•	Our records indicate that an affiliate of the MacKenzie Group and its affiliates currently beneficially own 477 Units. The MacKenzie Group may be affiliated with other limited partners of the Partnership whose Units are included in their statement of ownership. An increase in the MacKenzie Group’s ownership of Units as a result of its offer may affect the outcome of Partnership decisions, in that the increase will concentrate ownership of Units. Affected decisions may include any decision in which limited partners unaffiliated with the general partner are given an opportunity to consent or object.

•	In our initial letter we provided secondary sales information as reported by Direct Investments Spectrum (formerly known as The Partnership Spectrum) and the American Partnership Board through January 31, 2007 and April 30, 2007, respectively. The time periods of those reports have been updated through March 31, 2007 and May 31, 2007, respectively, but the high and low sale prices remain unchanged.
     The general partner urges each investor to carefully consider the foregoing information before tendering his or her Units to the MacKenzie Group.

     Each limited partner should make its own decision as to whether or not it should tender or refrain from tendering its Units in an offer in light of its unique circumstances, including (i) its investment objectives, (ii) its financial circumstances including the tolerance for risk and need for liquidity, (iii) its views as to the Partnership’s prospects and outlook, (iv) its own analysis and review of all publicly available information about the Partnership, (v) other financial opportunities available to it, (vi) its own tax position and tax consequences, and (vii) other factors that the limited partner may deem relevant to its decision. Under any circumstances, limited partners should be aware that a sale of their Units in the Partnership will have tax consequences that could be adverse.
     Please consult with your tax advisor about the impact of a sale on your own particular situation and the effect of any negative capital accounts.
     If you would like to discuss this matter in greater detail, please contact our Investor Relations Department at ISTC Corporation at (864) 239-1029 or at PO Box 2347, Greenville, SC 29602.
                                                                          Sincerely,
                                                                           Fox Partners IV
                                                                           General Partner

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